UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2007

Commission file number: 0-20892

ATTUNITY LTD
(Name of registrant)

Kfar Netter Industrial Park, Kfar Netter, Israel 40593
(Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

        This Form 6-K is being incorporated by reference into the registrant’s Form F-3 Registration Statements File Nos. 333-11972, 333-14140, 333-119157, 333-122937 and 333-138044 and Form S-8 Registration Statements File Nos. 333-84180, 333-932, 333-11648, 333-122271 and 333-122302.

        Attunity Ltd (the “Company”) has entered into a Loan Agreement, dated as of January 31, 2007 (the “Loan Agreement”) with Plenus Technologies, Ltd. and its affiliates (collectively, “Plenus”). According to the Loan Agreement, Plenus provided to the Company a $2 million loan, and, upon the achievement of a certain Milestone (as such term is defined in the Loan Agreement) will lend the Company an additional $1 million at a Second Closing (as such term is defined in the Loan Agreement).

        The outstanding loan amount will be due and payable in twelve (12) equal monthly installments each commencing on the first day of the 25th month following January 31, 2007. The loan will accrue interest at a floating annual rate of the LIBOR rate published on the first day of each calendar quarter for three months plus 4.25%, and will be paid on a quarterly basis.

        In addition, the Company issued to Plenus warrants (the “Warrants”), as follows:

—	Warrants (the “First Warrants”) to purchase up to 439,883 ordinary shares at an exercise price per share of $1.364, subject to adjustments. The Warrants expire on January 30, 2012; and

—	Warrants (the “Second Warrants”) to purchase up to such number of ordinary shares equal to $300,000 divided by the average of closing prices of an ordinary share as reported on Nasdaq in the 90 days preceding the Second Closing (which would also be the exercise price per share). The exercise price per share is subject to adjustment. The Second Warrants are not exercisable unless and until the Second Closing has occurred and will expire on the fifth anniversary of the Second Closing.

        The Company also undertook to file a registration statement under the Securities Act of 1933, as amended, to cover the ordinary shares underlying the Warrants.

        In order to secure its obligations under the Loan Agreement and the Warrants, the Company pledged and granted to Plenus a first priority fixed charge on all of the Company’s intellectual property, and a first priority floating charge on all of its assets (the agreements relating to such charges, being referred to as the “Security Agreements”). The Security Agreements contain certain limitations on, among other things, the Company’s ability to materially change its business, incur certain additional liabilities and pay dividends, without the consent of Plenus.

        The Loan Agreement replaces a $2 million loan which Plenus provided to the Company in May 2006. As part of the Loan Agreement, the Company also agreed to extend the exercise period of warrants previously issued to Plenus (a warrant issued on June 3, 2004, which is exercisable into 250,909 ordinary shares at an exercise price of $1.25 per share was extended from June 2, 2009 to January 30, 2012; and a warrant issued on March 27, 2006, which is exercisable into 192,000 ordinary shares at an exercise price of $1.25 per share was extended from March 27, 2011 to January 30, 2012).

        Copies of the Loan Agreement, a form of the First Warrants, a form of the Second Warrants and the Security Agreements are attached hereto as exhibits 4.1 through 4.5 and are incorporated herein by reference.

Exhibits

4.1	Loan Agreement dated as of January 31, 2007, by and between the Registrant and Plenus
4.2	Form of First Warrants to purchase Ordinary Shares
4.3	Form of Second Warrants to purchase Ordinary Shares
4.4	Floating Charge Agreement dated as of January 31, 2007, by and among the Registrant and Plenus
4.5	Fixed Charge Agreement dated as of January 31, 2007, by and among the Registrant and Plenus

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATTUNITY LTD By: /s/ Ofer Segev ———————————————— Ofer Segev, Chief Financial Officer

Date: February 6, 2007

Exhibit Index

4.1	Loan Agreement dated as of January 31, 2007, by and between the Registrant and Plenus
4.2	Form of First Warrants to purchase Ordinary Shares
4.3	Form of Second Warrants to purchase Ordinary Shares
4.4	Floating Charge Agreement dated as of January 31, 2007, by and among the Registrant and Plenus
4.5	Fixed Charge Agreement dated as of January 31, 2007, by and among the Registrant and Plenus